Exhibit 99.1

Global Mofy Announces Fiscal Year 2025 Financial Results; Conference Call Scheduled for Friday, January 9th, at 8:30 AM Eastern Time

●	Total Revenue of $55.9 million, up 35.3% year-over-year, marking a new record high in the Company’s history.

●	Gross Profit of $22.5 million, reflecting continued investment in AI-native production capabilities.

●	NON-GAAP Operating Income reached $10.8 million, representing a year-over-year increase of 17.9%.

●	Strategic transition toward AI-native production and AI Agent–driven workflows accelerated during fiscal year 2025.

BEIJING, January 9, 2026 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced its financial results for the fiscal year ended September 30, 2025.

During fiscal year 2025, the Company achieved record annual revenue while simultaneously accelerating its strategic transition toward AI-native production pipelines and AI Agent–based workflows. These initiatives reflect the Company’s long-term commitment to transforming traditional content production processes through scalable, intelligent, and data-governed AI infrastructure.

“Fiscal year 2025 represented a pivotal year for Global Mofy,” said Haogang Yang, Founder and CEO of Global Mofy, “While we continued to deliver record revenue growth, we also made deliberate investments to advance our AI-native production framework and AI Agent–driven workflows. These initiatives are foundational to our long-term strategy, enabling us to transition from human-intensive production toward scalable, machine-assisted creation. We believe these investments position the Company to unlock meaningful efficiency gains, operational leverage, and long-term value creation as enterprise adoption of generative AI continues to accelerate.”

Financial Results for Fiscal Year Ended September 30, 2025

Total Assets: As of September 30, 2025, the Company’s total assets increased to $78.0 million, compared to $59.2 million as of September 30, 2024, representing an increase of 31.9% year-over-year. The increase was primarily driven by continued investment in intangible assets related to 3D digital assets and AI-related technologies, reflecting the Company’s ongoing focus on strengthening its long-term technology foundation.

Revenue: Revenue for fiscal year 2025 increased to $55.9 million, representing a 35.3% increase from $41.4 million in fiscal year 2024. The increase was driven by sustained demand for virtual content production and 3D digital assets across film, television, advertising, gaming, and digital tourism.

In addition, in response to the rapidly expanding short-form drama market, the Company adopted an innovative cooperation model to participate in short-form drama investment and production projects. The Company believes that the continued expansion of its short-form drama production business will further diversify its revenue streams and provide additional revenue support over time.

Gross Profit: Gross profit for fiscal year 2025 was $22.5 million, compared to $20.8 million in fiscal year 2024. Gross margin was 40.2%, reflecting continued investment in AI-native production infrastructure, expanded R&D initiatives, and the scaling of AI Agent–based workflows to support long-term efficiency and automation.

Net Income: Net loss for fiscal year 2025 was $19.3 million, compared to net income of $12.1 million in fiscal year 2024. The net loss was primarily attributable to non-cash, accounting-driven items related to warrant liabilities, including a loss on issuance of warrant liability and changes in fair value, which are non-operational in nature.

Non-GAAP Operating Income: On a non-GAAP basis, the Group’s operating income for fiscal year 2025 was $10.8 million, compared to $9.1 million for fiscal year 2024, representing an increase of $1.7 million year-over-year. The Company believes that non-GAAP operating income provides supplemental information regarding its core operating performance by excluding certain non-cash and accounting-related items.

Earnings Per Share (EPS): Basic and diluted loss per share for fiscal year 2025 was $(1.19), compared to basic and diluted earnings per share of $6.37 for fiscal year 2024.

Research and Development (R&D) Expenses: R&D expenses for fiscal year 2025 totaled $7.9 million, compared to $7.4 million in fiscal year 2024, representing an increase of 6.7% year-over-year. These investments were primarily focused on expanding and enhancing the Company’s 3D digital asset library to support growing AI-driven demand, as well as advancing the development of AI-based generative tools. Beginning in fiscal year 2025, the Group also initiated research and development efforts related to AI-native production workflows with the launch of Gauss AI Lab, which are expected to support long-term efficiency, scalability, and intelligent production capabilities.

Recent Developments

●	High-Profile Content Production Success: In January 2025, Global Mofy delivered premium visual effects for the television series Guardians of the Dafeng, leveraging generative AI technology, a high-precision 3D digital asset bank, and advanced virtual technology services pipelines. The series achieved strong audience reception across major platforms including Tencent Video, Disney+ Taiwan, Rakuten Viki North America, and Viu Singapore, reinforcing the Company’s ability to support top-tier productions with cinematic-quality visual effects.

●	Industry Recognition: In March 2025, Global Mofy (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company, was officially recognized as a Specialized, High-End and Innovation-Driven Small and Medium-Sized Enterprise by the Beijing Municipal Bureau of Economy and Information Technology, reflecting the Company’s technological capabilities and innovation strength.

●	Expansion into Short-Form Drama Production: In March 2025, the Company officially launched its short drama brand, Mofy Clip, and participated as a co-producer in a short drama project under China Literature’s Yuewen Short Drama brand, further expanding its presence in the rapidly growing short-form content market.

●	Launch of Gauss AI Lab: In March 2025, Global Mofy announced the launch of Gauss AI Lab, a fully integrated AI ecosystem unifying the Company’s generative AI platforms, AI Agent technologies, and R&D initiatives. The platform integrates Gausspeed, AI Agent workflows, and AI-powered content generation tools to support scalable, intelligent production across digital content, gaming, smart cities, and XR applications.

●	Capital Raising Activities: In April 2025, the Company completed a $4.0 million private placement financing. In December 2025, the Company completed an additional $4.8 million private placement financing, further strengthening its capital base and financial flexibility.

●	Strategic Investment in East African Digital Freight Platform: In June 2025, Global Mofy made a strategic investment in Wetruck AI, a digital freight platform headquartered in Ethiopia. This investment marked the Company’s first direct market entry into Africa and reflects its strategic initiative to expand the application of AI technologies into infrastructure and logistics sectors in emerging markets.

●	Global AI Infrastructure Expansion: In January 2026, the Company established Eaglepoint AI Inc., a Delaware-based entity majority owned (51%) through its wholly owned U.S. subsidiary, GMM Discovery LLC. Eaglepoint AI focuses on AI data engineering, data governance, and AI model training support. Through Eaglepoint AI and its proprietary workflow tool Aquila, Global Mofy is advancing its global AI training capabilities and supporting scalable AI Agent and large-model development.

Conference Call and Webcast Information

Global Mofy will host a conference call and live webcast to discuss its fiscal year 2025 financial results and business outlook on Friday, January 9, 2026, at 8:30 AM Eastern Time.

●	Live Webcast: https://edge.media-server.com/mmc/p/3aaw99wp

●	Conference Call Registration: https://register-conf.media-server.com/register/BI413452ef81774b4d8f1e1d9dfc4b8bb8

Upon registration, participants will receive dial-in information and a unique PIN. A replay of the webcast will be available on the Company’s investor relations website following the event.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy is one of the leading digital asset banks in China, which consists of more than 150,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com

GLOBAL MOFY AI LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash	$1,172,732	$8,068,560
Restricted cash	3,000,000	3,000,000
Accounts receivable, net	1,534,345	1,254,613
Advances to vendors, net	10,206,554	5,736,093
Due from related parties	26,333	19,665
Investment in short drama	39,331	—
Prepaid expenses and other current assets, net	1,120,244	967,613
Total current assets	17,099,539	19,046,544

Non-current assets
Long-term investments	481,938	284,998
Property and equipment, net	14,986	13,420
Intangible assets, net	59,749,819	38,796,262
Operating lease right-of-use assets	318,392	660,946
Advances to vendors, net – non-current	258,224	261,956
Other assets	125,913	127,732
Total non-current assets	60,949,272	40,145,314
Total assets	$78,048,811	$59,191,858

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	$3,365,077	$5,397,521
Loans from a third party	23,177	23,512
Accounts payable	1,777,444	1,213,114
Advances from customers	6,726,413	3,837,621
Due to a related party	22,846	50,380
Tax payable	2,652,385	2,035,653
Accrued expenses and other liabilities	706,737	553,696
Operating lease liabilities – current	304,180	270,183
Total current liabilities	15,578,259	13,381,680

Non-current liabilities
Warrants liabilities	494,048	—
Operating lease liabilities – non-current	—	308,575
Total non-current liabilities	494,048	308,575
Total liabilities	16,072,307	13,690,255

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 25,844,079 and 1,410,001 shares issued and outstanding as of September 30, 2025 and 2024, respectively)*	775	42
Class B ordinary shares ($0.00003 par value, 4,000,000,000 shares authorized, 3,723,975 and 848,203 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	112	26
Additional paid-in capital	63,897,923	27,796,887
Statutory reserves	3,061,428	1,926,547
(Accumulated Deficits) Retained earnings	(4,700,020)	15,737,191
Accumulated other comprehensive (loss) income	(139,432)	187,118
Total Global Mofy AI Limited shareholders’ equity	62,120,786	45,647,811

Non-controlling interests	(144,282)	(146,208)
Total equity	61,976,504	45,501,603

Total liabilities and equity	$78,048,811	$59,191,858

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$
Revenue	$55,941,283	$41,360,953	$26,889,911
Cost of revenue	(33,430,822)	(20,556,763)	(12,357,934)
Gross profit	22,510,461	20,804,190	14,531,977

Operating expenses:
Selling expenses	(883,215)	(1,107,215)	(294,587)
General and administrative expenses	(10,678,289)	(5,425,015)	(3,046,037)
Research and development expenses	(7,945,137)	(7,448,583)	(3,546,155)
Total operating expenses	(19,506,641)	(13,980,813)	(6,886,779)

Income from operations	3,003,820	6,823,377	7,645,198

Other (expenses) income:
Interest income	92,857	208,647	41,230
Interest expenses	(195,265)	(195,331)	(126,206)
Issuance costs allocated to warrant liability	(30,319)	(823,846)	—
Change in fair value of warrant liability	(4,203,405)	6,827,034	—
Gain on extinguishment of warrant Liability	5,002,010	—	—
Loss on issuance of warrant liability	(22,339,159)
Other income, net	30,214	144,819	89,124
Total other (expense) income, net	(21,643,067)	6,161,323	4,148

(Loss) income before income taxes	(18,639,247)	12,984,700	7,649,346
Income tax expense	(663,238)	(847,448)	(1,098,087)

Net (loss) income	(19,302,485)	12,137,252	6,551,259
Net loss attributable to non-controlling interest	(155)	(100)	(579)
Net (loss) income attributable to Global Mofy AI Limited	$(19,302,330)	$12,137,352	$6,551,838

Comprehensive income (loss)
Net (loss) income	$(19,302,485)	$12,137,252	$6,551,259
Foreign currency translation (loss) gain	(324,469)	785,722	(407,248)
Total comprehensive (loss) income	(19,626,954)	12,922,974	6,144,011
Comprehensive income (loss) attributable to non-controlling interests	1,926	(5,678)	3,031
Comprehensive (loss) income attributable to Global Mofy AI Limited	$(19,628,880)	$12,928,652	$6,140,980

(Loss) earnings per Class A ordinary share
– Basic and diluted*	$(1.19)	$6.37	$3.93

Weighted average number of Class A ordinary shares outstanding
– Basic and diluted*	14,086,610	1,798,850	1,668,083
(Loss) earnings per Class B ordinary share
– Basic and diluted*	$(1.19)	$6.37	$-

Weighted average Class B ordinary shares outstanding
– Basic and diluted*	2,100,937	106,605	-

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).
*	The company held its annual general meeting on August 15, 2024, re-designating all of the previously issued and outstanding ordinary shares into Class A Ordinary Shares (see Note 11).